UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EGALET CORPORATION

Common stock,  $0.001

(Title of Class of Securities)

28226B104

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28226B104		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Atlas Venture Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 2,562,034 shares

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 2,562,034 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,034 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 10.22%

12.	Type of Reporting Person* PN

Item 1(a).	Name of Issuer The name of the issuer to which this filing on Schedule 13G/A relates is Egalet Corporation (the “Company”).
Item 1(b).	Address of Issuer’s Principal Executive Offices The principal executive offices of the Company are located at 460 East Swedesford Road, Suite 1050, Wayne, Pennsylvania 19087.

Item 2(a).

Name of Person Filing
This Statement is being filed on behalf of Atlas Venture Fund VII, L.P. (“Atlas VII”). Atlas Venture Associates VII, L.P. (“AVA VII LP”) is the sole general partner of Atlas VII.  Atlas Venture Associates VII, Inc. (“AVA VII Inc.”) is the sole general partner of AVA VII LP.  Peter Barrett, Bruce Booth, Jeff Fagnan and Jean-Francois Formela, is each a director of AVA VII Inc. (the “Directors”).

Item 2(b).

Address of Principal Business Office or, if none, Residence
The principal business address of each of Atlas VII, AVA VII LP, AVA VII Inc. and the Directors is 25 First Street, Suite 303, Cambridge, MA  02141.

Item 2(c).

Citizenship
Each of Atlas VII, AVA VII LP and AVA VII Inc. is organized under the laws of Delaware.  Mr. Barrett is a citizen of the United States.  Mr. Booth is a citizen of the United States.  Mr. Fagnan is a citizen of the United States.  Mr. Formela is a citizen of France.

Item 2(d).	Title of Class of Securities The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock, par value $0.001 (“Common Stock”).
Item 2(e).	CUSIP Number The CUSIP number of the Company’s Common Stock is 28226B104.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Item 4(a).

Amount beneficially owned

As of the close of business on December 31, 2015, Atlas VII is the record holder of 2,152,222 shares of Common Stock (the "Atlas Direct Shares"). In addition, Atlas VII owns a 21.84% ownership interest in Egalet A/S which is holder of shares of the Common Stock of the Company resulting in the ownership by Atlas VII in an additional 409,812 shares of the Company (the “Atlas Indirect Shares” and together with the Atlas Direct Shares, the “Atlas Shares”).  AVA VII LP is the sole general partner of Atlas VII.  AVA VII Inc. is the sole general partner of AVA VII LP.  Messrs. Barrett, Booth, Fagnan and Formela are the directors of AVA VII Inc.  No person other than the respective owner referred to herein of the Atlas Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Atlas Shares.  Each of Atlas VII, AVA VII LP, AVA VII Inc. and the Directors disclaim beneficial ownership of the Atlas Shares except for such shares, if any, such person holds of record.

Item 4(b).	Percent of class As of the close of business on December 31, 2015, Atlas VII was the beneficial owner of 10.22% of the Common Stock.
Item 4(c).	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or direct the vote: 2,562,034
	(iii)	Sole power to dispose or direct the disposition of: 0
	(iv)	Shared power to dispose or direct the disposition of: 2,562,034
Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

All other items reported on the Schedule 13G dated as of February 12, 2015 and filed on behalf of the Filing Persons with respect to the Common Stock of Egalet Corporation remain unchanged.

Dated: February 12, 2016

ATLAS VENTURE FUND VII, L.P.
By: Atlas Venture Associates VII, L.P.,
its general partner
By: Atlas Venture Associates, Inc.,
its general partner

	By:	/s/ Frank Castellucci
		Name:	Frank Castellucci
		Title:	Secretary